===============================================================================

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                -----------------------

                                    SCHEDULE 14D-9
                                  (AMENDMENT NO. 1)

          SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                        OF THE SECURITIES EXCHANGE ACT OF 1934

                                BLESSINGS CORPORATION
                              (Name of Subject Company)


                                BLESSINGS CORPORATION
                         (Name of Person(s) Filing Statement)

                             COMMON STOCK, $.71 PAR VALUE
                            (Title of Class of Securities)


                                      093532109
                        (CUSIP Number of Class of Securities)


                                -----------------------


                                   ELWOOD M. MILLER
                        PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             BLESSINGS CORPORATION, INC.
                                 200 ENTERPRISE DRIVE
                                NEWPORT NEWS, VA 23603
                    (Name, address and telephone number of person
                   authorized to receive notice and communications
                     on behalf of the person(s) filing statement)

                                -----------------------

                                   WITH COPIES TO:

                               JOHN M. PARIS, JR., ESQ.
                                 CLARK & STANT, P.C.
                               900 ONE COLUMBUS CENTER
                            VIRGINIA BEACH, VIRGINIA 23462
                                    (757) 499-8800

===============================================================================

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated April 14, 1998 (the "Schedule 14D-9") of Blessings Corporation, a Delaware corporation (the "Company"), filed in connection with the Huntsman Offer. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

     ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     The last two paragraphs contained in the Company's response to Item 4(b) are hereby amended and supplemented as follows:

     In approving the Merger Agreement and the transaction contemplated thereby and recommending that all holders of Shares tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

     (i) the terms of the Merger Agreement and the fact that the Company will continue as an independent division of Parent following the Merger which offers continuity to the Company, its customers, its suppliers and its employees following the Merger;

     (ii) presentations by the President and Chief Executive Officer of the Company and the Company's financial advisor regarding the financial condition, results of operation, business, and prospects of the Company, including the prospects of the Company if it were to remain independent, which indicated that it would be opportune for the Company and its shareholders to enter into the Merger Agreement and the transaction contemplated at this time;

     (iii) the results of the broad inquiry undertaken by BHC to identify third parties with respect to a purchase of the Company, which resulted in discussions being held with a number of parties, including certain parties who contacted BHC after the Company's February 17, 1998 press release and which indicated that the Parent's offer was a fair one;

     (iv) that the $21 per Share Offer Price represents a premium of approximately 17% over the closing price for the Shares on the American Stock Exchange on April 7, 1998 (the last trading day before the public announcement of the execution of the Merger Agreement), and a premium of 34.7% over the closing price for the shares on the American Stock Exchange on February 13, 1998 (the last full trading day before the release of its announcement regarding its evaluation of strategic alternatives);

     (v) the terms of the Tender Agreement, which provides that the Stockholders would receive the same consideration per Share as would all other holders of Shares, insuring that the public shareholders would participate in any control premium realized in connection with the Offer and the Merger and which allows the Tender Agreement to be terminated if the Merger Agreement is terminated;

     (vi) the opinion of BHC to the effect that, as of the date of such opinion, the $21 per Share cash consideration to be offered to the holders of Shares in the Offer and the Merger is fair to such holders, from a financial point of view. A copy of the opinion of BHC is attached as Attachment 1 and incorporated by reference. Shareholders are urged to read carefully the opinion of BHC in its entirety.

     (vii) that the Merger Agreement permits the Company to furnish nonpublic information to and participate in discussions and negotiations with any third party that has submitted an Acquisition Proposal to the Company that involves all cash consideration and contains no express financing contingency and that the Company's Board of Directors concludes in good faith is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and that would, if consummated, result in a Superior Proposal;

     (viii) the termination provisions of the Merger Agreement, which were a condition to Parent's proposal, providing that Parent would be entitled to a fee of $13 million and reimbursement of expenses of up to $500,000 on the termination of the Merger Agreement under certain circumstances, including the modification or withdrawal of the Board's recommendation with respect to the Offer and the Merger in connection with another Acquisition Proposal; and

     (ix) the ability of the Purchaser to consummate the Offer and the Merger, including its ability to so consummate the Offer and the Merger without conditioning the Offer on obtaining any specific financing commitments.

       All of the factors identified above supported the Board's recommendation. The Board did not assign relative weights to these factors or determine that any factor was of particular importance. Rather, the Board reviewed its position and recommendations as being based on the totality of the information presented to and considered by it.

     ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company's response to Item 5 is hereby amended as follows:

     BHC has been retained by the Company to act as independent financial advisor to the Company with respect to the Offer, the Merger, and all related matters. Under a letter agreement, dated October 15, 1997, between the Company and BHC, if the Offer and the Merger are consummated, the Company has agreed to pay BHC an aggregate fee of approximately $2,400,000 for acting as financial advisor in connection with the transaction, including rendering its opinion. BHC was paid $250,000 of this fee on delivery of its written opinion, to be credited against the aggregate fee to be paid to BHC by the Company under the letter agreement. The Company has also agreed to reimburse BHC for all reasonable out-of-pocket expenses, including reasonable fees and expenses of its counsel, and to indemnify BHC for certain liabilities, arising out of the rendering of its opinion, including liabilities arising under the federal securities laws.

     Except as disclosed herein neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                              BLESSINGS CORPORATION


                              By:          /s/ ELWOOD M. MILLER
                                 ---------------------------------
                                               Elwood M. Miller
                               PRESIDENT AND CHIEF EXECUTIVE OFFICER

Date:  April 21, 1998










                                             3